SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                              ANGELES PARTNERS XII
                            (Name of Subject Company)

MPF INCOME FUND 22, LLC; MPF-NY 2005, LLC; MORAGA GOLD, LLC; SUTTER OPPORTUNITY
   FUND 3, LLC; MPF DEWAAY FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF
  ACQUISITION CO. 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MP VALUE FUND 8, LLC; MPF SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5,
   LLC; MP INCOME FUND 20, LLC; AND MP VALUE FUND 6, LLC; MACKENZIE PATTERSON
                        FULLER, INC.; AND C.E. PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                              Copy to:
Christine Simpson                             Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.              MacKenzie Patterson Fuller, Inc.
1640 School Street                            1640 School Street
Moraga, California 94556                      Moraga, California 94556
(925) 631-9100 ext.224                        (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                    Amount of
                   Valuation*                     Filing Fee
                   ----------                     ----------

                 $4,580,312.00                     $539.10

* For purposes of calculating the filing fee only. Assumes the purchase of 6,716 Units at a purchase price equal to $682 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $490.09
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: July 1, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of July 1, 2005, as amended, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF Income Fund 22, LLC; MPF-NY 2005, LLC; Moraga Gold, LLC; Sutter Opportunity Fund 3, LLC; MPF DeWaay Fund 2, LLC; MPF Flagship Fund 10, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MP Income Fund 20, LLC; and MP Value Fund 6, LLC (collectively the "Purchasers") to purchase up to 6,716 Units of limited partnership interest (the "Units") in Angeles Partners XII (the "Partnership"), the subject company, at a purchase price equal to $682 per Unit, less the amount of any distributions declared or made with respect to the Units between July 1, 2005 (the "Offer Date") and August 25, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer is amended by replacing the reference to March 31, 2005 as the "third quarter of 2005" with "first quarter 2005." Further, the Offer discloses that the Purchasers may have "access" to tendered units because unitholders will be depositing them with an affiliate of the Purchasers; thus, the Depository will have possession of the letter of transmittals prior to the Expiration of the Offer. The Purchasers, of course, will not accept the Units tendered until the expiration of the Offer and all conditions to the Offer have been satisfied or waived. We also made reference to the "ongoing liquidation" of the Partnership, by which we only meant that the Partnership has sold some of its properties and distributed the proceeds to investors. There is no assurance that this will continue or any announced plan to liquidate the Partnership. One condition to the Offer relates to approvals or authorizations from "any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer"; we are unaware of any such required authorizations or approvals.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated July 1, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated July 1, 2005*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Form of Letter to Unit holders dated July 25, 2005**

(a)(6) Form of Press Release**

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 1, 2005, as amended.

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 25, 2005, as amended.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005

MPF Income Fund 22, LLC; MPF-NY 2005, LLC; Moraga Gold, LLC; Sutter Opportunity Fund 3, LLC; MPF DeWaay Fund 2, LLC; MPF Flagship Fund 10, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MP Income Fund 20, LLC; and MP Value Fund 6, LLC


By:  /s/ Chip Patterson
     -------------------------
     Chip Patterson, Vice President of Manager or General
     Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By:  /s/ Chip Patterson
     -------------------------
     Chip Patterson, Vice President

C.E. PATTERSON


/s/ C.E. Patterson
------------------------------